UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   FARINARO, ANTHONY
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Date of Event Requiring Statement (Month/Day/Year)
   10/23/98
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP & General Mgr. Design Svcs
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
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1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to(1)       08/14/08  Common Stock                 35,952     $11.1250   D           Direct
 buy)
Non-Qualified Stock Option      (2)       08/14/08  Common Stock                 39,048     $11.1250   D           Direct
(right to buy)

Explanation of Responses:

(1)
Option is exercisable as to 7,191 shares on 8/14/99, then 1,797 shares on 11/14/99, vesting quarterly thereafter as to 2,247 per quarter.
(2)
Option is exercisable as to 11,559 shares on 8/14/99, then 2,890 shares on 11/14/99, then vests quarterly as to 2,440 or 2,441 per quarter through 11/14/2001, with the remaining 5,075 shares vesting quarterly through 8/14/2002.

SIGNATURE OF REPORTING PERSON
/S/ FARINARO, ANTHONY
DATE